
07003977


SEC MAIL
RECEIVED
PROCESSING
FEB 2 8 2007
WASH. D.C.
213
SECTION

SECURITIES AND EXCHANGE COMMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-26276

AB 3/13

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LN Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 West 57th Street
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerome Kushnick (212) 698-0761
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pegg & Pegg LLP
(Name – *if individual, state last, first, middle name*)

1430 Broadway, Suite 1105A	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/14/07

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jerome Kushnick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LN Securities Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

ELLEN P. GRANT
NOTARY PUBLIC, State of New York
#01GR6020622
Qualified in New York County
Commission Expires March 1, 2011

Notary Public

Signature

Treasurer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Tel (212) 532-4287
Fax (212) 889-1694

Pegg & Pegg LLP

Certified Public Accountants
1430 Broadway
Suite 1105A
New York, NY 10018

Independent Auditor's Report

The Board of Directors
LN Securities Inc.

We have audited the accompanying statement of financial condition of LN Securities Inc. (a wholly owned subsidiary of Lepercq, de Neuflize & Co. Incorporated) as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of LN Securities Inc. as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Pegg & Pegg LLP

New York, NY
February 21, 2007

LN Securities Inc.
(a wholly owned subsidiary of
Lepercq, de Neuflize & Co. Incorporated)

Statement of Financial Condition

December 31, 2006

Assets

Cash and cash equivalents (note 1)		$ 61,981
Receivables:		
Interest and dividends	$ 16,021	
Other	9,798	
		25,819
Investments in marketable securities (note 4)		1,008,283
Investment in restricted stock (note 5)		8,100
Investments – Lepercq, de Neuflize/ Tocqueville Securities L.P. (note 1)		13,311
Total assets		$ 1,117,494

Liabilities and Stockholder's Equity

Payables:		
Due to Parent (note 6)		$ 154,572
Accrued expenses		5,779
Total liabilities		160,351
Stockholder's equity:		
Common stock, $1 par value, authorized, issued and outstanding 1,000 shares	$ 1,000	
Additional paid-in capital	1,171,745	
Unrealized loss on marketable securities (note 4)	(1,390)	
Accumulated deficit	(214,212)	
Total stockholder's equity		957,143
Total liabilities and stockholder's equity		$ 1,117,494

See accompanying notes to statement of financial condition.

LN Securities Inc.
(a wholly owned subsidiary of
Lepercq, de Neuflize & Co. Incorporated)

Notes to Statement of Financial Condition

December 31, 2006

(1) General Information and Summary of Significant Accounting Policies

LN Securities Inc., a New York corporation, (the "Company") is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of Lepercq, de Neuflize & Co. Incorporated (the "Parent").

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits held at a bank and same day settlement money funds held at brokers. The Company no longer maintains direct customer relationships and management does not intend to renew such relationships in the future. Therefore, the Company no longer has cash segregated for the exclusive benefit of customers as was previously required under federal regulations.

Investments

The investment in Lepercq, de Neuflize/Tocqueville Securities L.P. is accounted for under the equity method. Under the equity method, an investment is initially recorded at cost. Thereafter, the carrying amount of the investment is increased for the investor's share of the investee's earnings and additional contributions and decreased for the investor's share of the investee's losses or for distributions received from the investee. The Company's investments in marketable securities and restricted stock are discussed in Notes 4 and 5, respectively.

Related Party Transactions

As discussed in Note 6, the Company's Parent provides certain services to the Company. The cost of these services is allocated based on estimated usage.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from the estimates.

Income Taxes

In connection with the recognition of deferred income taxes, the Company had no material differences, between the tax basis of assets or liabilities and their reported amounts in the financial statements, that would have resulted in temporary differences as defined in the FASB Statement of Financial Accounting Standards 109, Accounting for Income Taxes. Accordingly, the Company did not recognize a deferred tax asset or liability.

The Company's income or loss is included in the consolidated income tax returns filed by the Parent. The Parent follows the policy of allocating taxes to the Company equivalent to the tax that would have been computed on a separate tax return basis.

LN Securities Inc.
(a wholly owned subsidiary of
Lepercq, de Neuflize & Co. Incorporated)

Notes to Statement of Financial Condition

(2) Concentration of Credit Risk

Protection is afforded to cash and cash equivalents by the Federal Depositors Insurance Corporation, (FDIC), subject to coverage limitations, by the Securities Investors Protection Corporation (SIPC), and by private insurance.

Investments in the Short Term Inc. Fund – U.S. Government CL A and Vanguard Treasury Money Market Fund are backed by the full faith and credit of the United States of America, to the extent that underlying securities held by the fund are short-term U.S. Treasury obligations.

The following is a summary of the insured and/or collateralized amounts and uninsured amounts at December 31, 2006.

Cash	$ 61,981
Investment – money market funds	109,965
Total	171,946
Portion insured by FDIC, SIPC, private insurance and collateralized or backed by the full faith and credit of the United States of America	171,946
Uninsured balances	$ -

LN Securities Inc.
(a wholly owned subsidiary of
Lepercq, de Neuflize & Co. Incorporated)

Notes to Statement of Financial Condition

(3) Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission which requires the maintenance of minimum net capital. Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds fifteen times its "net capital" (as defined). Under such rule, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1 and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

At December 31, 2006, the Company reported net capital of $917,283, which was $906,587 in excess of its required net capital of $10,696. The Company's ratio of aggregate indebtedness to net capital was .17 to 1.

(4) Investments in Marketable Securities

Investments in marketable securities consist of the following at December 31, 2006:

	Cost or Carrying Amount	Fair Market Value
Short Term Inc. Fund – U.S. Government CL A	$ 75,318	$ 75,318
Vanguard Treasury Money Market Fund	34,648	34,648
Federal Home Loan Bank Note – 5.0% due 8/24/07	899,707	898,317
Total Investments	$ 1,009,673	$ 1,008,283

In accordance with Statement of Financial Accounting Standards Number 115, "Accounting for Certain Investments in Debt and Equity Securities", stockholder's equity was decreased by $1,390 to reflect the unrealized loss on marketable securities.

(5) Investments in Restricted Stock

During the year, the Company exercised their 300 warrants to purchase 300 shares of The Nasdaq Stock Market, Inc. for $4,800. These shares are restricted and are therefore carried at cost. The carrying value of the stock, $8,100 includes $3,300 from the 2002 purchase price of the warrants.

LN Securities Inc.
(a wholly owned subsidiary of
Lepercq, de Neuflize & Co. Incorporated)

Notes to Statement of Financial Condition

(6) Related Party Transactions

As part of an agreement with the Company, the Parent provides certain services as may be required by the Company to conduct its business. The cost of such services includes salaries and related expenses, rent, telephone, office supplies and other operating expenses, and is allocated to the Company based on estimated usage. At December 31, 2006 the Company owed its Parent $154,172 for such services.

As a result of its present tax sharing agreement (note 8), the Company owes its Parent $400, at December 31, 2006.



Tel (212) 532-4287
Fax (212) 889-1694

Pegg & Pegg LLP
Certified Public Accountants
1430 Broadway
Suite 1105A
New York, NY 10018

Independent Auditor's Supplementary Report on Internal
Control Structure Required by SEC Rule 17a-5

To the Board of Directors of
LN Securities Inc.

In planning and performing our audit of the statement of financial condition of LN Securities Inc. for the year ended December 31, 2006, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the statement of financial condition and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by LN Securities Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the statement of financial condition being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rugg & Rugg LLP

New York, NY
February 21, 2007



LN Securities, Inc.
40 West 57th Street, New York, N.Y. 10019

February 21, 2007

To Whom It May Concern:

The below signed attest that the audited financial statements of LN Securities Inc., as of December 31, 2006 have been made available to all members and allied members of the organization.

Jerome Kushnick
Treasurer

Francois Letaconnoux
President

END

Telephone: (212) 698-0700 Telefax: (212) 262-0155